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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 8)

                                 --------------

                              PLAINS RESOURCES INC.

                                (Name of Issuer)

COMMON STOCK, PAR VALUE $.10 PER SHARE                 726540503
--------------------------------------    --------------------------------------
    (Title of class of securities)                    (CUSIP number)


   JOSEPH A. ORLANDO                   WILLIAM ACKMAN
--------------------------------------------------------------------------------
   LEUCADIA NATIONAL CORPORATION     PERSHING SQUARE CAPITAL MANAGEMENT, LLC
   315 PARK AVENUE SOUTH             110 EAST 42ND STREET
   NEW YORK, NEW YORK 10010          NEW YORK, NEW YORK  10017
   (212) 460-1900                    (212) 813-3700
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JULY 14, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 726540503                                                                                                Page 2
-------------------------------------------------------              -------------------------------------------------------------
-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Leucadia National Corporation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]
                                                                                                                          (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        NA

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                                                  [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 New York

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   0

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

-------------- ---------------------------------------- --------------------------------------------------------------------------


                                       2

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 726540503                                                                                                Page 3
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Pershing Square, L.P.

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694138
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]
                                                                                                                          (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        NA

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                                                  [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   1,258,500
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              1,258,500

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.16% (See Item 5)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN

-------------- ---------------------------------------- --------------------------------------------------------------------------



                                       3

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 726540503                                                                                                Page 4
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Pershing Square GP, LLC

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):   38-3694141
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]
                                                                                                                          (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                                                                                 [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   1,258,500
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              1,258,500

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,258,500
-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.16% (See Item 5)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO

-------------- ---------------------------------------- --------------------------------------------------------------------------


                                       4

-------------------------------------------------------              -------------------------------------------------------------
CUSIP NO. 726540503                                                                                                Page 5
-------------------------------------------------------              -------------------------------------------------------------

-------------- ---------------------------------------- --------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         William Ackman

               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ----------------------------------------------------------------------------------------------------- -------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]
                                                                                                                          (B) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ----------------------------------------------------------------------------------------------------- -------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                                        [_]
-------------- ----------------------------------------------------- -------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                        ----- -------------------------------------- -------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   1,264,300 (See Item 5)
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                        ----- -------------------------------------- -------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              1,264,300 (See Item 5)

-------------- -------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   1,264,300  (See Item 5)

-------------- ----------------------------------------------------------------------------------------------------- -------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   5.18% (See Item 5)

-------------- ---------------------------------------- --------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN

-------------- ---------------------------------------- --------------------------------------------------------------------------


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
           This Amendment No. 8, amends the Schedule 13D filed on February 23, 2004, and is filed by Leucadia National Corporation ("Leucadia"), Pershing Square, L.P., Pershing Square GP, LLC and William Ackman (collectively, the "Reporting Persons") with respect to the common stock, par value $0.10 per share ("Common Stock"), of Plains Resources Inc. (the "Company").

Item 4.    Purpose of Transaction.
           ----------------------

           Item 4 is hereby supplemented as follows:

           On July 14, 2004, Leucadia submitted a new written recommendation (the "New Recommendation") to the Company's Board of Directors.

           The New Recommendation revises Leucadia's previous recommendation to the Company and responds to the Company's July 12 press release. Specifically, the New Recommendation proposes that the Company borrow approximately $175 million and use the proceeds to commence a tender offer to purchase Common Stock at a price of $18.00 per share. A copy of the New Recommendation is attached hereto as Exhibit 2 and incorporated herein by reference. A copy of the press releases issued by Leucadia on July 15, 2004 is attached hereto as Exhibit 3 and incorporated herein by reference.

           The Reporting Persons believe that the New Recommendation provides a better alternative to PLX shareholders than the pending $17.25 transaction with Vulcan Energy Corporation. The New Recommendation has been communicated to the Company's Board of Directors and the Reporting Persons intend to communicate to other shareholders of the Company and other interested parties in an effort to determine shareholder interest in the New Recommendation. Pershing Square intends to vote its 1,258,500 shares of Common Stock against the merger. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market, in privately negotiated transactions or otherwise.

                  Although the foregoing represents the range of activities presently contemplated by the Reporting Persons and, to their knowledge, their respective general partners, directors and officers, as applicable, with respect to the Company, it should be noted that the possible activities of the Reporting Persons and their respective general partners, directors and officers are subject to change at any time.

           Except as set forth above, neither the Reporting Persons, nor, to their knowledge, any of their respective general partners, directors or officers, have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

           Item 5. Interest in Securities of the Issuer.
                   ------------------------------------

           As of July 15, 2004, the Reporting Persons beneficially own the following shares of Common Stock:

           (i) The responses of Pershing Square to Rows (11) through (13) of the cover pages of this Amendment 8 are incorporated herein by reference. As of July 15, 2004, Pershing Square beneficially owned 1,258,500 shares of Common Stock, representing approximately 5.16% of the outstanding shares of Common Stock (the outstanding shares of Common Stock, 24,400,000, being based on the number of shares outstanding as of April 30, 2004, as reported in the Company's Form 10-Q for the quarterly period ended March 31, 2004).

           (ii) The responses of GP LLC to Rows (11) through (13) of the cover pages of this Amendment 8 are incorporated by reference. By virtue of being the general partner of Pershing Square, for purposes of this Amendment 8, GP LLC may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Pershing Square and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Pershing Square. GP LLC disclaims beneficial ownership of any shares of Common Stock beneficially owned by Pershing Square.

           (iii) The responses of William Ackman to Rows (11) through (13) of the cover pages of this Amendment 8 are incorporated herein by reference. By virtue of being the sole manager of GP LLC, for purposes of this Amendment 8, Mr. Ackman may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Pershing Square and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Pershing Square. Mr. Ackman disclaims beneficial ownership of any shares of Common Stock beneficially owned by GP LLC or Pershing Square.

           The shares beneficially owned by Mr. Ackman include 5,800 shares owned by Ackman Family L.P. By virtue of being the managing member of Ackman Family LLC, the general partner of Ackman Family L.P. Mr. Ackman may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Ackman Family L.P. and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Ackman Family L.P. Ackman Family L.P. is a Delaware partnership formed for the benefit of Mr. Ackman's family. Mr. Ackman disclaims beneficial ownership as to such shares of Common Stock except to the extent of his pecuniary interest therein.

           (iv) The responses of Leucadia to Rows (11) through (13) of the cover pages of this Amendment 8 are incorporated herein by reference.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement of this Amendment 8 and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) On July 8, 2004, Ackman Family L.P. purchased 5,800 shares of Common Stock at a price of $17.2386 per share on the New York Stock Exchange.

           Except as set forth in this Item 5(c), to the Reporting Persons' knowledge, none of their respective general partners, directors or officers have had any transactions in the Common Stock that were effected in the past sixty days.

           (d) Not applicable.

           (e) Not applicable.

           Item 6. Contracts, Arrangements, Understandings or Relationships With
                   -------------------------------------------------------------
                   Respect to Securities of the Issuer.
                   -----------------------------------

           The information set forth in Item 5 is incorporated herein by reference.

           Item 7. Materials to be Filed as Exhibits.
                   ---------------------------------

          1. Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

          2.   New Recommendation, dated July 14, 2004, from Leucadia.

          3.   Press release of Leucadia National Corporation, dated July 15,
               2004.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    LEUCADIA NATIONAL CORPORATION


                                    By:   /s/ Barbara Lowenthal
                                        ----------------------------------------
                                         Name:  Barbara Lowenthal
                                         Title: Vice President and Comptroller


                                    PERSHING SQUARE, L.P.

                                    By:    PERSHING SQUARE GP, LLC


                                    By:   /s/ William Ackman
                                        ----------------------------------------
                                        Name:  William Ackman
                                        Title: Managing Member



                                    PERSHING SQUARE GP, LLC


                                    By:  /s/ William Ackman
                                        ----------------------------------------
                                         Name:  William Ackman
                                         Title: Managing Member



                                    By:  /s/ William Ackman
                                        ----------------------------------------
                                        Name: William Ackman



Date:    July 15, 2004

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1         -    Agreement among the Reporting Persons with respect
                       to the filing of this Schedule 13D

Exhibit 2         -    New Recommendation, dated July 14, 2004, from Leucadia

Exhibit 3         -    Press release of Leucadia National Corporation,
                       dated July 15, 2004